Exhibit 99.1

IMMURON LIMITED

ACN 063 114 045

(ASX code: IMC, NASDAQ code: IMRN)

NOTICE OF 2022 ANNUAL GENERAL MEETING AND EXPLANATORY MEMORANDUM

Date and Time of Meeting:

21 November 2022 at 4.00pm

Place of Meeting:

Level 2, 62 Lygon Street, Carlton, Victoria, Australia 3053

This Meeting will be held in person at the above venue and will not be held virtually. Shareholders are strongly encouraged to lodge their completed Proxy Forms in accordance with the instructions in this Notice of Meeting (Notice).

To appoint your proxy online, visit https://investor.automic.com.au/#/loginsah and follow the instructions on that website. Online appointments of proxies must be done by 4.00 pm (Melbourne time) on 19 November 2022.

This Notice can be viewed and downloaded from the Company’s website at www.immuron.com.au/company-securities-exchange-announcements/ or the ASX at www2.asx.com.au.

Immuron Limited encourages all shareholders to provide our share registry an email address so we can communicate with you electronically when shareholder notices become available online, for items such as meeting documents and annual reports. By providing your email address, you will:

●	Support the company by reducing the cost of mailing/postage

●	Receive your investor communications faster and in a more secure way

●	Help the environment through the need for less paper

This Notice of Annual General Meeting and Explanatory Memorandum should be read in its entirety. If you are in doubt as to how to vote on any of the Resolutions, you should seek advice from your accountant, solicitor or other professional adviser without delay.

IMMURON LIMITED

ACN 063 114 045

Notice of 2022 Annual General Meeting

Notice is given that a general meeting of the shareholders of Immuron Limited ACN 063 114 045 (Company or Immuron) will be held at Level 2, 62 Lygon Street, Carlton, Victoria, Australia 3053 on Monday, 21 November 2022 at 4.00pm (Melbourne time) for the purpose of considering and if thought fit passing the resolutions as stated below.

Please note that additional information concerning the proposed resolutions is contained in the Explanatory Memorandum that accompanies and forms part of this Notice of Annual General Meeting. Voting Exclusions to some the following resolutions appear below and are deemed to form part of this Notice.

Financial statements and reports

To receive and consider the financial statements and the reports of the Directors and of the Auditors for the year ended 30 June 2022.

Resolution 1: Adoption of Remuneration Report

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That the Remuneration Report for the year ended 30 June 2022 as set out in the Company’s Annual Report for the year ended 30 June 2022 be adopted.”

Voting exclusion:

The Company will disregard any vote cast on Resolution 1 by, or on behalf of:
(a)	a member of the Key Management Personnel, details of whose remuneration are included in the remuneration report; or
(b)	a closely related party of such a member.

However, a person (the Voter) described above may cast a vote on the resolution as a proxy if the vote is not cast on behalf of a person described above and either:

(a)	the Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on the Resolution; or
(b)	the Voter is the chair of the meeting and the appointment of the chair as proxy:
(i) does not specify the way the proxy is to vote on the Resolution; and
(ii) expressly authorises the chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company.

*	Please note that section 250R(3) of the Corporations Act 2001 (Cth) provides that the vote on this resolution is advisory only and does not bind the Directors or the Company

Resolution 2: Re-election of Mr Stephen Anastasiou

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That pursuant to the Company’s Constitution and for all other purposes, the members of the Company approve the re-election of Mr Stephen Anastasiou as a Non-Executive Director of the Company, who pursuant to clause 13.3 of the Company’s Constitution is retiring by rotation and being eligible offers himself for re-election.”

Resolution 3: Re-election of Prof. Ravi Savarirayan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That pursuant to the Company’s Constitution and for all other purposes, the members of the Company approve the re-election of Prof. Ravi Savarirayan as a Non-Executive Director of the Company, who pursuant to clause 13.3 of the Company’s Constitution is retiring by rotation and being eligible offers himself for re-election.”

Resolution 4: Election of Mr Paul Brennan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That Shareholders elect Mr Paul Brennan, who was appointed as a director by the Board on 16 March 2022 to fill a casual vacancy, whose appointment as a director expires at this Annual General Meeting in accordance with Listing Rule 14.4, and being eligible, offers himself for election by Shareholders.”

Resolution 5: Approval of increased placement capacity

To consider and, if thought fit, to pass the following resolution as a special resolution:

“That pursuant to and in accordance with ASX Listing Rule 7.1A and for all other purposes, Shareholders approve the increase in the capacity of the Company to issue equity securities up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and on the terms and conditions stated in the Explanatory Memorandum which accompanies this Notice of Meeting.”

Voting exclusion:

The Company will disregard any vote cast in favour of Resolution 5 by, or on behalf of:
(a)	if at the time the approval of Resolution 5 is sought the Company is proposing to make an issue of securities under rule 7.1A.2, any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company; or
(b)	an associate of such a member.

However, this does not apply to a vote cast in favour of Resolution 5 by:

(a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way;

(b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or
(c)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
(i)	the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution, and
(ii)	the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

Resolution 6: Approval to Amend Constitution - virtual meetings

To consider and, if thought fit, pass the following resolution as a special resolution:

“That pursuant to section 136(2) of the Corporations Act and for all other purposes, the members of the Company approve the amendment of clause 12.23 of the Company’s Constitution to permit the Company to hold virtual meetings of members in accordance with the provisions of the Corporations Act, as detailed in the Explanatory Memorandum which accompanies this Notice of Meeting.”

Resolution 7: Approval to Amend Constitution - re-insert Proportional Bid Provisions

To consider and, if thought fit, to pass the following resolution as a special resolution:

“That pursuant to section 136(2) of the Corporations Act and for all other purposes, the members of the Company approve the amendment of the Company’s Constitution by re-inserting the Clause 13, being the Proportional Bid provisions of the Constitution, as detailed in the Explanatory Memorandum which accompanies this Notice of Meeting”

By order of the Board

Phillip Hains

Company Secretary

21 October 2022

VOTING ENTITLEMENT NOTICE

1.	Entitlement to vote

For the purposes of the Meeting, the Company has determined that in accordance with regulation 7.11.37 of the Corporations Regulations, shares will be taken to be held by the persons registered as holders at 4.00pm (Melbourne time) on 19 November 2022. Accordingly, transfers registered after that time will be disregarded in determining entitlements to vote at the Meeting.

2.	Voting at the meeting

You may vote by participating in the Meeting at the above described venue or by appointing an attorney or corporate representative to participate in the Meeting and vote for you. Alternatively, Shareholders who are entitled to vote at the Meeting may vote by appointing a proxy to participate and vote on their behalf, using the Proxy Form accompanying this Notice of Meeting or by appointing a proxy online.

(a)	Jointly held Shares

If more than one Shareholder votes in respect of jointly held Shares, only the vote of the Shareholder whose name appears first in the share register will be counted whether the vote is given personally, by attorney or proxy.

(b)	Voting in person

Shareholders wishing to vote, or their attorneys or in the case of a Shareholder or proxy which is a corporation, corporate representatives, must attend the Meeting in person at the above described venue to be held at 4.00pm (Melbourne time) on 19 November 2022. It is suggested that participants attend 15 minutes prior to the time designated for the commencement of the Meeting, if possible, to register and to obtain an voting card. This Meeting will not be conducted virtually.

(c)	Voting by proxy

Shareholders wishing to appoint a proxy to vote on their behalf at the Meeting must either complete and sign or validly authenticate the personalised Proxy Form which accompanies this Notice of Meeting or lodge their proxy online. A person appointed as a proxy may be an individual or a body corporate.

Completed Proxy Forms must be delivered to the Share Registry by 4.00pm (Melbourne time) on 19 November 2022 in any of the following ways:

(i)	By mail in the enclosed reply-paid envelope (or the self-addressed envelope, for Shareholders whose registered address is outside Australia) provided to the Share Registry:

Immuron Limited

C/- Automic Registry Services

GPO Box 5193

Sydney NSW 2001

(ii)	By email to the Share Registry at meetings@automicgroup.com.au

(iii)	Online if you wish to appoint your proxy online, you should do so by visiting https://investor.automic.com.au/#/loginsah and following the instructions on that website. Online appointments of proxies must be done by 4.00pm (Melbourne time) on 19 November 2022.

(iv)	By Hand:

C/- Automic Registry Services

Level 5, 126 Phillip Street

Sydney NSW 2000

A proxy need not be a Shareholder.

If you appoint a proxy and subsequently wish to attend the meeting yourself, the proxy will retain your vote and you will be unable to vote yourself unless you notify the registrar of the revocation of your proxy appointment before the commencement of the Meeting. You may notify the registrar by calling 1300 288 664 (within Australia) or +61 2 9698 5414 (overseas).

If a proxy appointment is signed by a Shareholder but does not name the proxy or proxies in whose favour it is given, the Chairman will act as proxy.

You are entitled to appoint up to two proxies to participate in the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy you must specify the names of each proxy and the percentage of votes or number of securities for each proxy on the Proxy Form. Replacement Proxy Forms can also be obtained from the Share Registry.

If you hold Shares jointly with one or more other persons, in order for your proxy appointment to be valid, each of you must sign the Proxy Form.

(d)	Undirected proxies

If a Shareholder nominates the chairman of the Meeting as that Shareholder’s proxy, the person acting as chairman of the Meeting must act as proxy under the appointment in respect of any or all items of business to be considered at the Meeting.

If a proxy appointment is signed or validly authenticated by that Shareholder but does not name the proxy or proxies in whose favour it is given, the Chairman of the Meeting will act as proxy in respect of any or all items of business to be considered at the Meeting.

Proxy appointments in favour of the Chairman of the Meeting, the Company Secretary or any Director which do not contain a direction as to how to vote will be voted in favour of the resolution at the Meeting.

The Chairman intends to vote undirected proxies of which the chair is appointed as proxy in favour of the resolutions.

(e)	Voting by attorney

If you wish to appoint an attorney to vote at the Meeting, the original or a certified copy of the power of attorney under which the attorney has been appointed must be received by the Share Registry no later than 4.00pm (Melbourne time) on 19 November 2022 (or if the Meeting is adjourned or postponed, no later than 48 hours before the resumption of the Meeting in relation to the resumed part of the Meeting).

Any power of attorney granted by a Shareholder will, as between the Company and that Shareholder, continue in force and may be acted on, unless express notice in writing of its revocation or the death of the relevant Shareholder is lodged with the Company.

Your appointment of an attorney does not preclude you from logging in online and participating and voting at the Meeting. The appointment of your attorney is not revoked merely by your participation and taking part in the Meeting, but if you vote on a resolution, the attorney is not entitled to vote, and must not vote, as your attorney on that resolution.

(f)	Voting by corporate representative

To vote by corporate representative at the Meeting, a Shareholder or proxy who is a corporation should obtain a Certificate of Appointment of Corporate Representative from the Share Registry, complete and sign the form in accordance with the instructions on it. The completed appointment form should be lodged with the Share Registry before 4.00pm (Melbourne time) on 19 November 2022.

The appointment of a representative may set out restrictions on the representative’s powers. The appointment must comply with section 250D of the Corporations Act.

The original Certificate of Appointment of Corporate Representative, a certified copy of the Certificate of Appointment of Corporate Representative, or a certificate of the body corporate evidencing the appointment of a representative is prima facie evidence of a representative having been appointed.

IMMURON LIMITED

ACN 063 114 045

Explanatory Memorandum

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Annual General Meeting of Shareholders to be held in person (i.e. not virtually) at 4.00pm (Melbourne time) on Monday 21 November 2022 (Meeting).

1.	Accounts and Reports

The Corporations Act requires the Company to provide before the Annual General Meeting, the Financial Report, Directors’ report (including the Remuneration Report) and the Auditor’s Report for the financial year ended 30 June 2022.

Shareholders will be offered the opportunity to discuss the Financial Report, Directors’ Report and Auditor’s Report at the Meeting. Copies of these reports can be found on the Company’s website www.immuron.com.au/.

There is no requirement for Shareholders to approve the Financial Report, Directors’ Report and Auditor’s Report. Shareholders will be offered the following opportunities:

(a)	discuss the Annual Report for the financial year ended 30 June 2022;

(b)	ask questions or make comments on the management of the Company; and

(c)	ask the auditor questions about the conduct of the audit and preparation and content of the Auditor’s Report.

In addition to taking questions at the Annual General Meeting, written questions to the Chairman about the management of the Company, or to the Company’s auditor about:

(a)	the preparation and content of the Auditor’s Report;

(b)	the conduct of the audit;

(c)	accounting policies adopted by the Company in relation to the preparation of the financial statements; and

(d)	the independence of the auditor in relation to the conduct of the audit,

may be submitted no later than 5 business days before the Annual General Meeting to the Company Secretary at the Company’s registered office.

2.	Resolution 1: Adoption of Remuneration Report

2.1	Corporations Act

Under the Corporations Act, listed entities are required to put to the vote a resolution that the Remuneration Report section of the Directors’ Report be adopted. This Remuneration Report can be found in the Company’s 2022 Annual Report. It sets out a range of matters relating to the remuneration of Directors, the Company Secretary and senior executives of the Company.

A vote on this resolution is advisory only and does not bind the Directors or the Company. A copy of the Company’s 2022 Annual Report can be found on its website at www.immuron.com.au/.

The Corporations Act provides that:

(a)	members of the Key Management Personnel whose remuneration details are included in the Remuneration Report (and any closely related party of those members) are not permitted to vote on a resolution to approve the Remuneration Report, and

(b)	if the vote to approve the Remuneration Report receives a “no” vote by at least 25% of the votes cast, this will constitute a “first strike”.

The Company’s current “strike” count is zero. If a “first strike” was to occur at the 2022 Annual General Meeting:

(c)	the Company’s subsequent Remuneration Report (in other words, the Company’s Remuneration Report to be included in the 2023 Annual Report) must include an explanation of the Board’s proposed action in response to a 2023 “no vote” or an explanation of why no action has been taken; and

(d)	if the Company’s subsequent (i.e. 2023) Remuneration Report also receives a “no vote” at the 2023 Annual General Meeting of at least 25% of the votes cast, then Shareholders at the 2023 Annual General Meeting will be asked (at that 2023 Annual General Meeting) to vote on whether or not the Company is to hold another general Shareholder’s meeting (within the following 90 days) to vote on a “spill resolution” under section 250V of the Corporations Act.

2.2	Board Recommendation

As set out in the Notice of Meeting, any member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, together with a closely related party of those members, are excluded from casting a vote on Resolution 1.

Accordingly, the Board abstains from making a recommendation in relation to Resolution 1. The Chairman intends to exercise all undirected proxies in favour of Resolution 1.

3.	Resolution 2: Re-election of Mr Stephen Anastasiou

3.1	Background

Clause 13.3 of the Company’s Constitution provides that no Director may hold office for a period in excess of 3 years, or beyond the third annual general meeting following the Director’s election, whichever is the longer, without submitting himself for re- election.

Mr Stephen Anastasiou was re-elected as a Non-Executive Director on 6 November 2019, being eligible, offers himself for re-election.

Mr Stephen Anastasiou Non-Executive Director
Appointment date	28 May 2013
Qualifications	Mr Anastasiou holds a Bachelor of Science (Hons), Graduate Diploma in Marketing and Master of Business Administration.
Experience and expertise

Mr Anastasiou has over 20 years’ experience in general management, marketing and strategic planning within the healthcare industry.

His breadth of experience incorporates medical diagnostics, pharmaceuticals, hospital, dental and over-the-counter products, with companies including the international pharmaceutical company Bristol- Myers Squibb (NYSE: BMY).

While working with KPMG Peat Marwick as a management consultant, Mr Anastasiou has previously led project teams in a diverse range of market development and strategic planning projects in both the public and private sector. He is also a director and shareholder of a number of unlisted private companies, covering a variety of industry sectors that include healthcare and funds management.

Mr Anastasiou’s companies have participated in several corporate transactions involving business units and brands of multinational and Australian companies.

Other current directorships	None
Special responsibilities	None

3.1	Board Recommendation

The Directors (other than Stephen Anastasiou) recommend that Shareholders vote in favour of this Resolution 2. The Chairman intends to exercise all undirected proxies in favour of Resolution 2.

4.	Resolution 3: Re-election of Prof. Ravi Savarirayan

4.1	Background

Clause 13.3 of the Company’s Constitution provides that no Director may hold office for a period in excess of 3 years, or beyond the third annual general meeting following the Director’s election, whichever is the longer, without submitting himself for re- election.

Prof. Ravi Savarirayan was re-elected as a Non-Executive Director on 6 November 2019, being eligible, offers himself for re-election.

Prof. Ravi Savarirayan Non-Executive Director
Appointment date	7 April 2017
Qualifications	Prof. Savarirayan holds a Doctor of Medicine from the University of Melbourne, a Bachelor of Medicine and Bachelor of Surgery from the University of Adelaide, is a Fellow of the Royal Australasian College of Physicians (FRACP) and is an honorary associate of the Royal College of Pathologists of Australasia (ARCPA).
Experience and expertise

Prof. Savarirayan has been a consultant clinical geneticist at the Victorian Clinical Genetics Services since August 1999, as well as professor and research group leader of skeletal biology and disease at the Murdoch Children’s Research Institute since September 2000.

Prof. Savarirayan is a founding member of the Skeletal Dysplasia Management Consortium since January 2011 and has been the chair of the specialist advisory committee in clinical genetics at the Royal Australasian College of Physicians since February 2009. He was president of the International Skeletal Dysplasia Society from July 2009 to June 2011 and has been an invited member of several international working committees on constitutional diseases of bone. Prof. Savarirayan’s primary research focus is on inherited disorders of the skeleton causing short stature, arthritis and osteoporosis and he leads numerous clinical therapy trials for these conditions.

He has published over 180 peer-reviewed articles, collaborating with peers from over 30 countries. He has been on the editorial board of Human Mutation since January 2009, European Journal of Human Genetics since July 2007, American Journal of Medical Genetics since December 2011 and the Journal of Medical Genetics since June 2005. He was recently named one of the “Brilliant Minds” of the Murdoch Children’s Research Institute over the past 30 years.

Other current directorships	None
Special responsibilities	None

4.2	Board Recommendation

The Directors (other than Ravi Savarirayan) recommend that Shareholders vote in favour of this Resolution 3. The Chairman intends to exercise all undirected proxies in favour of Resolution 3.

5.	Resolution 4 - Election of Director: Mr Paul Brennan

5.1	Background

Mr Paul Brennan was appointed as Director of the Company on 16 March 2022 in accordance with Rule 13.1(c) of the Constitution. This rule allows at any time the appointment by the Directors of a person to be a director. Pursuant to Rule 13.3(b)(ii) of the Constitution and ASX Listing Rule 14.4, any director so appointed holds office until the next annual general meeting of members of the Company and is then eligible for election at that meeting.

Accordingly, Mr Paul Brennan being eligible, submits himself for election as a Director of the Company. Information regarding Mr Brennan is as follows:

Mr Paul Brennan Non-Executive Director
Appointment date	16 March 2022
Qualifications	Mr Brennan holds an MBA from Swinburne University, a Bachelor of Science from the University of New England in NSW, Certificate in Midwifery Central Coast Areas Health Service NSW and General Nursing certificate from St Vincent’s Hospital Darlinghurst NSW.
Experience and expertise

He has extensive experience in the health system through his clinical background and commercial exposure with various multinational companies. Mr Brennan was Chief Executive Officer (CEO) of PolyNovo Limited (ASX: PNV) for 7 years from 2015 to 2021 and took the company from a market capitalisation of $30M to a high of $2B. Prior to this he was Marketing Director Australia and New Zealand and Sales Director New Zealand for Smith& Nephew Healthcare for 6 years.

Mr. Brennan has coordinated the marketing, global strategy development, new product development and regulatory processes for the Asia-Pacific region for industry leading organisations in relation to medical products and devices. He has an intimate knowledge of the manufacturing and production processes.

Other current directorships	None
Special responsibilities	None

5.2	Board Recommendation

The Directors (in the absence of Mr Brennan) recommend that shareholders vote in favour of Resolution 4 for the election of Mr Brennan. Due to the interest he has in the outcome of Resolution 4, Mr Brennan makes no recommendation to Shareholders in relation to Resolution 4.

6.	Resolution 5: Approval of increased placement capacity

6.1	Placement capacity

ASX Listing Rule 7.1A enables eligible entities, after obtaining shareholder approval at an annual general meeting, to issue equity securities up to 10% of its issued share capital through placements over a 12 month period after the annual general meeting

(10% Placement Facility). The 10% Placement Facility is in addition to the Company’s 15% placement capacity under Listing Rule 7.1. This Resolution 5 seeks approval to allow the Board the flexibility to issue additional Shares if it so decided. The Board may decide not to issue any Shares pursuant to this Resolution 5.

An eligible entity for the purposes of Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. The Company is an eligible entity.

The Company is now seeking shareholder approval by way of a special resolution to have the ability to issue equity securities under the 10% Placement Facility.

The exact number of equity securities to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in Listing Rule 7.1A.2.

If this Resolution 5 is not approved by shareholders then the Company will not have the flexibility of an available additional 10% capacity to issue Shares under the 10% Placement Facility described in this section 6 of the Explanatory Memorandum. The Company not having the 10% Placement Facility will have no effect on the Company’s existing Listing Rule 7.1 15% capacity.

6.2	Description of Listing Rule 7.1A

Any equity securities issued under the 10% Placement Facility (Placement Securities) must be in the same class as an existing quoted class of equity securities of the Company. The Company, as at the date of the Notice, has on issue one class of quoted equity securities, being ordinary shares (Shares).

Resolution 5 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

Eligible entities which have obtained Shareholder approval at an annual general meeting may issue or agree to issue, during the 12 month period after the date of the annual general meeting, a number of Placement Securities calculated in accordance with the formula in Listing Rule 7.1A.2.

The effect of Resolution 5 will be to allow the Directors to issue the Placement Securities under Listing Rule 7.1A during the 10% Placement Period (as defined below) without using any of the Company’s 15% placement capacity under Listing Rule 7.1.

6.3	Specific information required by Listing Rule 7.3A

Pursuant to and in accordance with Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows:

(a)	Period for which approval will be valid

Shareholder approval of the 10% Placement Facility under Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the earlier to occur of:

(i)	the date that is 12 months after the date of the annual general meeting at which the approval is obtained;

(ii)	the time and date of the Company’s next annual general meeting; or

(iii)	the time and date of the approval by shareholders of a transaction under Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), or such longer period if allowed by ASX

(10% Placement Period).

(b)	Minimum issue price

If any Placement Securities are issued, the minimum price the Placement Securities will be issued for cash consideration which is not less than 75% of the VWAP of equity securities in the same class calculated over the 15 trading days immediately before:

(i)	the date on which the price at which the Placement Securities are to be issued is agreed; or

(ii)	if the Placement Securities are not issued within 10 trading days of the date in paragraph (i) above, the date on which the Placement Securities are issued.

The actual number of Placement Securities that the Company will have capacity to issue under Listing Rule 7.1A will be calculated at the date of issue of the Placement Securities in accordance with the formula prescribed in Listing Rule 7.1A.2.

(c)	Maximum Number of Shares to be Issued:

Listing Rule 7.1A.2 provides that an eligible entity which has obtained a 7.1A mandate may, during the period of the mandate, issue or agree to issue a number of equity securities (N) equal to the 10% Placement Facility, calculated in accordance with the following formula prescribed in Listing Rule 7.1A.2:

N = (A x D) – E

where:

A = is the number of shares on issue 12 months before the date of the issue or agreement:

●	plus the number of fully paid ordinary securities issued in the relevant period under an exception in Listing Rule 7.2 other than exception 9, 16 or 17,

●	plus the number of fully paid ordinary securities issued in the relevant period on the conversion of convertible securities within Listing Rule 7.2 exception 9 where:

- the convertible securities were issued or agreed to be issued before the commencement of the relevant period; or

- the issue of, or agreement to issue, the convertible securities was approved, or taken under these rules to have been approved, under Listing Rule 7.1 or Listing Rule 7.4,

●	plus the number of fully paid ordinary securities issued in the relevant period under an agreement to issue securities within Listing Rule 7.2 exception 16 where:

- the agreement was entered into before the commencement of the relevant period; or

- the agreement or issue was approved, or taken under these rules to have been approved, under Listing Rule 7.1 or Listing Rule 7.4,

●	plus the number of any other fully paid ordinary securities issued in the relevant period with approval under Listing Rule 7.1 or Listing Rule 7.4,

●	plus the number of partly paid ordinary securities that became fully paid in the relevant period,

●	less the number of fully paid ordinary securities cancelled in the relevant period.

(Note: “A” has the same meaning as in Listing Rule 7.1 when calculating the 15% capacity);

D = 10%;

E = the number of equity securities issued or agreed to be issued under Listing Rule 7.1A.2 in the relevant period (being the 12 month period immediately preceding the date of the issue or agreement), where the issue or agreement has not been subsequently approved by holders of ordinary securities under Listing Rule 7.4;

(d)	Purposes for which Placement Securities may be issued

The Company may seek to issue the Placement Securities as cash consideration for the acquisition of new assets and or other investments, or as cash for general working capital purposes.

The Company will comply with the disclosure obligations under Listing Rules 7.1A.4 and 3.10.3 upon issue of any Placement Securities.

(e)	Effect on existing (non-participating) Shareholders

If Resolution 5 is approved by Shareholders and the Company issues Placement Securities under the 10% Placement Facility, the existing Shareholders’ voting power in the Company will be diluted as shown in the below table. There is a risk that:

(i)	the market price for the Company’s equity securities may be significantly lower on the date of the issue of the Placement Securities than on the date of the Annual General Meeting; and

(ii)	the Placement Securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date.

The below table is included for illustrative purposes and shows the potential dilution of existing Shareholders on the basis of the current market price of the Shares as at 12 October 2022 and the current number of Shares for variable “A” (above) calculated in accordance with the formula in Listing Rule 7.1A.2 as at the date of this Notice.

The table also shows:

(i)	Two examples where variable ‘A’ has increased by 50% and 100%. Variable ‘A’ is based on the number of Shares the Company has on issue as at the date of this Notice of Meeting. The number of Shares on issue may increase as a result of issues of Shares that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under Listing rule 7.1 that are approved at a future shareholders’ meeting; and

(ii)	Two examples where the issue price of the Shares has decreased by 50% and increased by 50% as against the current market price.

The table has been prepared on the following assumptions:

(i)	The Company issues the maximum number of Placement Securities available under the 10% Placement Facility.

(ii)	The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.

(iii)	The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the 10% Placement Facility, based on that Shareholder’s holding at the date of the Annual General Meeting.

(iv)	The table shows only the effect of issues of Placement Securities under Listing Rule 7.1A, not under the 15% placement capacity under Listing Rule 7.1.

(v)	The issue of Placement Securities under the 10% Placement Facility consists only of Shares.

(vi)	The issue price is $0.081, being the closing price of the Shares on ASX on 12 October 2022 (Deemed Price).

Variable ‘A’ in Listing Rule 7.1A.2	Dilution
	50% decrease in Deemed Price $0.040	Deemed Price $0.081	50% increase in Deemed Price $0.120
Current Variable A 227,798,346 Shares	10% Voting Dilution 22,779,835 Shares
Funds raised	$911,193	$1,845,167	$2,733,580
50 % increase in current Variable A 341,697,519 Shares	10% Voting Dilution 34,169,752 Shares
Funds raised	$1,366,790	$2,767,750	$4,100,370
100% increase in current Variable A 455,596,692 Shares	10% Voting Dilution 45,559,669 Shares
Funds raised	$1,822,387	$3,690,333	$5,467,160

(f)	Company’s share allocation policy

The Company’s share allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees of Placement Securities will be determined on a case-by-case basis having regard to the factors including but not limited to the following:

(i)	the methods of raising funds that are available to the Company, including but not limited to, issues in which existing security holders can participate;

(ii)	the effect of the issue of the Placement Securities on the control of the Company;

(iii)	the financial situation and solvency of the Company; and

(iv)	advice from corporate, financial and broking advisers (if applicable).

The allottees under the 10% Placement Facility have not been determined as at the date of this Notice of Meeting but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

(g)	Information under ASX Listing Rule 7.3A.6

As at the date of this Notice the Company has not issued any equity securities under Listing Rule 7.1A.2 in the past 12 months preceding the date of the AGM.

(h)	Voting exclusion statement

A voting exclusion statement is provided above in this Notice. As at the date of this Notice the Company is not proposing to make an issue of equity securities under Listing Rule 7.1A.2.

6.4	Recommendation

The Directors of the Company believe that Resolution 5 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution 5. The Chairman intends to exercise all undirected proxies in favour of Resolution 5.

7.	Resolution 6: Approval to Amend Constitution - virtual meetings

Resolution 6 proposes the amendment of the Company’s Constitution, to permit the Company to hold virtual meetings of members in accordance with the provisions of the Corporations Act, by inserting further defined terms into clause 1.1 and removing the existing clause 12.23 and replacing it with a new clause 12.23 in the form annexed to this Explanatory Memorandum as Annexure “A”.

Pursuant to section 136(2) of the Corporations Act, the Company may only modify its Constitution by special resolution. Commencing as from 3 August 2022 the provisions of Schedule 2 to the Corporations Amendment (Meetings and Documents) Act 2021 (Cth) relating to electronic meetings and sending of documents came into effect. Under the provisions of that Act, company meetings can now be held:

●	physically in person;

●	partly in person and partly virtually using virtual meeting technology;

●	entirely virtually using virtual meeting technology, so long as that is expressly allowed under the company’s constitution.

The current Constitution of the Company does not specifically allow for shareholder meetings to be held ‘virtually’. Amending clause 12.23 provides that the Constitution will more closely reflect the new requirements under the Corporations Amendment (Meetings and Documents) Act 2021 (Cth), which the Board believes provide more clarity and practical detail to the Constitution and are important to include.

The new clause 12.23 has been drafted so that where that clause does not address a particular item already dealt with in the Constitution, the existing provisions of the Constitution still apply. Accordingly, the Company wishes to retain the flexibility to be able to conduct meetings virtually, as it believes in many instances a shareholder meeting held virtually is a more efficient and far less costly means of conducting a shareholder meeting.

The proposed changes do not seek to mandate that all shareholders meetings must be held virtually, just that the Company has the ability to do so if it decides to do so. If this Resolution 6 is not approved by Members, the Company will not be able to hold members meeting virtually and will not have the above-described flexibility and costs savings.

If this Resolution 6 is not approved by Shareholders, there is less certainty for the Company and Shareholders as to the extent a meeting could be held virtually and how that meeting could be conducted.

Recommendation

The Board unanimously recommends that shareholders vote in favour of Resolution 6.

8.	Resolution 7 – Approval to Amend Constitution - re-insert Proportional Bid provisions

Resolution 7 proposes the amendment of the Company’s Constitution to re-insert Clause 11 of the Company’s Constitution in the form Clause 11 comprising Annexure “B”. When the Constitution was adopted, Clause 11 contains provisions dealing with member approval requirements if there were to be any proportional takeover bids for the Company’s securities (Proportional Bid Provisions). Annexure “B” re-instates the identical wording as formed part of the Constitution when it was originally adopted.

A “proportional takeover bid” means an off-market bid for a specified proportion of the Company’s securities held by each shareholder in a class for which a takeover bid has been made. It is not a bid for all securities held by all members of that class, only part of the securities each holds.

Part 6.5 Subdivision 5C of the Corporations Act (and Section 11 of the Constitution) provide that these Proportional Bid Provisions cease to apply at the end of 3 years from their adoption (or last renewal), but that they may be renewed by special resolution of the members. The Board believes it is appropriate that the Proportional Bid Provisions of the Company’s Constitution (Clause 11) be reinstated.

In seeking the members’ approval for the renewal of the Proportional Bid Provisions, the Corporations Act requires the below information to be provided to members.

Effect of provisions proposed to be renewed

Clause 11 of the Constitution provides that the Company is prohibited from registering any transfer of shares giving effect to a contract of sale pursuant to a proportional takeover bid unless and until after the proposed transfer has been approved by the members at a general meeting of the Company (Approving Resolution). The person making the offer for the securities (Offeror) (and their associates) cannot vote on the Approving Resolution and the Approving Resolution requires the approval of more than 50% of members who are entitled to vote at that meeting.

Clause 11 also provides that:

(i)	If an Approving Resolution is not voted upon within 14 days of the end of the bid period, the Approving Resolution is deemed approved; and

(ii)	If the Approving Resolution is rejected, all unaccepted offers under the proportional takeover bid are deemed withdrawn and the Offeror must rescind each contract created as a result of the acceptance of an offer under that proportional takeover bid.

Reasons for the resolution

Clause 11 of the Constitution is required to be re-inserted as more than 3 years have passed since the initial adoption of the Constitution. Section 648(G)(1) of the Corporations Act provides that Proportional Bid Provisions such as provided in Clause 11 cease to apply at the end of 3 years from their adoption (or their last renewal). Section 648(G)(4) enables the members to approve a renewal of Proportional Bid Provisions by way of amendment to the Company’s Constitution.

The Directors believe that the members should continue to have the choice of considering whether to accept a bid for what might become control of the Company without the members having the opportunity to dispose of all of their securities (rather than just some of their securities, as would be the case under a proportional takeover bid). To preserve this choice, Clause 11 needs to be renewed. If Clause 11 is renewed and any proportional takeover bid (if any) is subsequently approved by members, each member will still have the right to make a separate decision whether that member wishes to accept the (proportional takeover) bid for their own securities.

Awareness of current acquisition proposals

As at the date of these Explanatory Notes, none of the Directors is aware of any proposal for any person to acquire (or increase the extent of) a substantial interest in the Company from its current level.

The advantages and disadvantages of the Proportional Bid Provisions since their adoption

As there have been no takeover bids made for any of the shares in the Company since the adoption of the Proportional Bid Provisions, there has been no application of Clause 11 applied for the period since adoption of Clause 11.

Potential advantages and disadvantages of the proposed resolution for both directors and shareholders

An advantage to the directors of renewing the Proportional Bid Provisions is that the Board will be able to assess the member’s acceptance or otherwise of a proportional takeover bid should one be made.

As stated above, renewing Clause 11 provides the members with the choice of considering whether to accept a bid for what might become control of the Company without the members having the opportunity to dispose of all of their securities (rather than just some of their securities, as would be the case under a proportional takeover bid). If Resolution 7 is not approved and Clause 11 is not renewed, members will not have this opportunity.

On the other hand, it may be argued that the renewal of Clause 11 may make proportional takeover bids more difficult to succeed and therefore effectively discourage proportional takeover bids being made and reduce the freedom for members to sell some of their securities.

Recommendation for Resolution 7

Balancing the above advantages and disadvantages, the Directors are of the view that the advantages of renewing the Proportional Bid Provisions outweigh any disadvantages and unanimously recommend the renewal. Accordingly, shareholder approval is sought pursuant to this Resolution 7.

Recommendation

The Board unanimously recommends that shareholders vote in favour of Resolution 7.

9.	Further information

The Directors are not aware of any other information which is relevant to the consideration by members of the proposed Resolutions set out in this Notice of Meeting.

The Directors recommend members read this Explanatory Memorandum in full and, if desired, seek advice from their own independent financial or legal adviser as to the effect of the proposed resolutions before making any decision in relation to the proposed Resolutions.

Glossary

Definitions

The following definitions are used in the Notice of Meeting and the Explanatory Memorandum:

Annual General Meeting / AGM means the annual general meeting of the Company to be held at Level 2, 62 Lygon Street, Carlton, Victoria, Australia 3053 on Monday, 21 November 2022 at 4.00pm pursuant to the Notice of Meeting.

ASX means ASX Limited ACN 008 624 691.

ASX Listing Rules or Listing Rules means the Listing Rules of the ASX as amended from time to time.

Board means the board of Directors of the Company.

Company means Immuron Limited ACN 063 114 045.

Corporations Act or Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Explanatory Memorandum means the explanatory memorandum attached to this Notice.

Key Management Personnel or KMP means the key personnel as disclosed in the Remuneration Report.

Meeting means the annual general meeting subject to this Notice.

Notice of Meeting or Notice means this notice of Annual General Meeting.

Proxy Form means the proxy form accompanying the Notice.

Remuneration Report means the remuneration report of the Company for the year ended 30 June 2022 as set out in the Company’s Annual Report for the year ended 30 June 2022.

Resolution means the resolutions referred to in the Notice of Meeting.

Share means a fully paid ordinary share in the capital of the Company.

Share Registry means Automic Registry Services.

Shareholder means a holder of a Share.

Annexure A - Proposed Constitution amendment re virtual meetings

Amendments to the Constitution of Immuron Ltd (“Constitution”)

A.	Section 1.1 of the Constitution is amended by the insertion of the following:

“Meeting Technology means any technology approved by the Directors that is reasonable to use for the purpose of holding a meeting at one or more physical venues or entirely virtually by electronic means (without any physical meeting) or by a combination of those methods and otherwise satisfies the requirements of this Constitution and the Corporations Act;”

“Present means, in connection with a meeting, the Member being present in person or by proxy, by attorney or, where the Member is a body corporate, by representative, and includes being present at a different venue from the venue at which other Members are participating in the same meeting or virtually where the meeting is held using Meeting Technology, providing the pre-requisites for a valid meeting as set out in this Constitution and the Corporations Act are observed;”

B.	The Constitution is further amended as follows:

Clause 12.23 of the Constitution is deleted and the following is inserted in its place

“12.23 Use of technology

Notwithstanding any other provision of this Constitution to the contrary, the following shall apply, and to the extent there is a conflict (if any) between this clause 12.23 and any other provision of this Constitution (other than clause 1.7), the provisions of this clause 12.23 shall prevail:

(a)	Subject to any applicable Law, the Company may hold a meeting of Members:

(i)	at a physical venue;

(ii)	at one or more physical venues and virtually using Meeting Technology;

(iii)	virtually, using Meeting Technology only; or

(iv)	in any other way permitted by the Corporations Act.

(b)	The Company must give the Members entitled to attend the meeting, as a whole, a reasonable opportunity to participate in the meeting, however it is held.

(c)	A Member, or a proxy, attorney or representative of a Member, who attends the meeting (whether at a physical venue or virtually by using Meeting Technology) is taken for all purposes to be Present at the meeting while so attending.

(d)	If, before or during a meeting of Members, any technical difficulty occurs, such that the Members as a whole do not have a reasonable opportunity to participate, the Chairperson of the meeting may:

(i)	adjourn the meeting until the technical difficulty is remedied; or

(ii)	subject to the Corporations Act, where a quorum remains Present and able to participate, continue the meeting.

(e)	Each notice convening a general meeting must include the following where Meeting Technology is to be used in holding the meeting -

(i)	sufficient information to allow Members to participate in the meeting by means of the technology;

(ii)	Where a general meeting is held only virtually using Meeting Technology:

(A)	the place for the meeting is taken to be the address of the registered office of the Company; and

(B)	the time for the meeting is taken to be the time at that place, and.

(iii)	any other information required by Law or the Listing Rules

(f)	If a quorum is not Present within 15 minutes after the time appointed for the general meeting the meeting stands adjourned to a day and at a time and place as the Directors decide or, if no decision is made by the Directors:

(i)	the meeting is adjourned to the same day in the next week at the same time;

(ii)	if any of the Members was entitled to physically attend the meeting and the location is not specified, the meeting is adjourned to the same location or locations as were specified for the original meeting; and

(iii)	if Meeting Technology was used in holding the original meeting and sufficient information to allow members to participate in the resumed meeting by means of the technology is not specified, participation in the adjourned meeting by means of the Meeting Technology must be provided in the same manner as set out in the notice for the original meeting.

(g)	Subject to clause 12.23(g)(iii), and the requirements of any Law and the Listing Rules, any resolution to be considered at a general meeting will be decided:

(i)	on a poll, if:

(A)	Meeting Technology is used in holding the meeting; or

(B)	a poll is demanded at or before the declaration of the result of the show of hands; or

(ii)	otherwise, on a show of hands.

(iii)	Any resolution to be considered at a general meeting and which seeks an approval under (or in connection with) the Listing Rules must be decided by way of a poll.

(h)	The Directors may hold a valid meeting of Directors using Meeting Technology, and in that case:

(i)	the participating Directors are taken for all purposes to be present at the meeting while so participating;

(ii)	subject to the Corporations Act, the meeting is taken to be held at the place where the Chairperson of the meeting is and at the time at that place; and

(iii)	all proceedings of the Directors conducted in that manner are as valid and effective as if conducted at a meeting at which all of them were present in person.”

Annexure B - Proposed Constitution amendment re virtual meetings

Amendments to the Constitution of Immuron Ltd (“Constitution”)

Section 11 of the Constitution is re-inserted as follows:

11	Proportional takeover approval provisions

11.1	Interpretation

In this clause11:

(a)	Associate in relation to another person has the meaning given to that term in the Act for the purposes of subdivision C of Chapter 6.5 of the Act;

(b)	Bidder means a person making an offer for Shares under a Proportional Bid;

(c)	Proportional Bid means a proportional takeover bid as defined in section 9 of the Act; and

(d)	Relevant Day, in relation to a Proportional Bid, means the day that is 14 days before the last day of the bid period.

11.2	Transfers prohibited without approval

Where a Proportional Bid in respect of Shares included in a class of Shares in the Company has been made:

(a)	the registration of a transfer giving effect to a contract resulting from the acceptance of an offer made under the Proportional Bid is prohibited unless and until a resolution (Approving Resolution) to approve the Proportional Bid is passed, or is deemed to have been passed, in accordance with Subdivision C of Chapter 6.5 of the Act;

(b)	a Member (other than the Bidder or an Associate of the Bidder) who, as at the end of the day on which the first offer under the Proportional Bid was made, held Shares included in the bid class is entitled to vote on an Approving Resolution and, for the purposes of so voting, is entitled to 1 vote for each such Share;

(c)	neither the Bidder nor an Associate of the Bidder may vote on an Approving Resolution;

(d)	an Approving Resolution must be voted on at a meeting of the Members entitled to vote on the resolution which has been convened and conducted by the Company; and

(e)	an Approving Resolution is passed if more than 50% of the votes cast on the resolution by Members Present and entitled to vote on the resolution are in favour of the resolution.

11.3	Meetings

(a)	The provisions of this Constitution relating to a general meeting of the Company apply, with such modifications as the circumstances require, in relation to a meeting that is convened for the purposes of this clause 11.

(b)	The Directors of the Company must ensure that the Approving Resolution is voted on in accordance with this clause before the Relevant Day.

(c)	Where an Approving Resolution is voted on in accordance with this clause, then before the Relevant Day, the Company must:

(i)	give to the Bidder; and

(ii)	serve on ASX, a written notice stating that a resolution to approve the Proportional Bid has been voted on and that the resolution has been passed or has been rejected, as the case requires.

11.4	Deemed approval

Where, as at the end of the day before the Relevant Day in relation to a Proportional Bid, no Approving Resolution to approve the Proportional Bid has been voted on in accordance with this clause, an Approving Resolution to approve the Proportional Bid is, for the purposes of this clause, deemed to have been passed under this clause 11.

11.5	Proportional Bid rejected

Where an Approving Resolution is voted on and is rejected then:

(a)	despite section 652A of the Act, all offers under the Proportional Bid that have not, as at the end of the Relevant Day, resulted in binding contracts are deemed to be withdrawn at the end of the Relevant Day;

(b)	the Bidder must immediately, after the end of the Relevant Day, return to each Member any documents that were sent by the Member to the Bidder with the acceptance of the offer;

(c)	the Bidder may rescind and must, as soon as practicable after the end of the Relevant Day, rescind each contract resulting from the acceptance of an offer made under the Proportional Bid; and

(d)	a Member who has accepted an offer made under the Proportional Bid is entitled to rescind the contract (if any) resulting from that acceptance.

11.6	Duration of clause

This clause 11 ceases to have effect on the later to occur of:

(a)	the third anniversary of its adoption; or

(b)	the third anniversary of its most recent renewal effected under the Act.

Proxy Voting Form

If you are attending the meeting
in person, please bring this with you
for Securityholder registration.

IMMURON LIMITED | ACN 063 114 045

Holder Number:

Your proxy voting instruction must be received by **4.00pm (AEDT) on Saturday, 19 November 2022,** being **not later than 48 hours** before the commencement of the Meeting. Any Proxy Voting instructions received after that time will not be valid for the scheduled Meeting.

SUBMIT YOUR PROXY VOTE ONLINE

Vote online at https://investor.automic.com.au/#/loginsah

Login & Click on 'Meetings'. Use the Holder Number as shown at the top of this Proxy Voting form.

- ✓ **Save Money:** help minimise unnecessary print and mail costs for the Company.
- ✓ **It's Quick and Secure:** provides you with greater privacy, eliminates any postal delays and the risk of potentially getting lost in transit.
- ✓ **Receive Vote Confirmation:** instant confirmation that your vote has been processed. It also allows you to amend your vote if required.

SUBMIT YOUR PROXY VOTE BY PAPER

Complete the form overleaf in accordance with the instructions set out below.

YOUR NAME AND ADDRESS

The name and address shown above is as it appears on the Company's share register. If this information is incorrect, and you have an Issuer Sponsored holding, you can update your address through the investor portal: **https://investor.automic.com.au/#/home** Shareholders sponsored by a broker should advise their broker of any changes.

STEP 1 – APPOINT A PROXY

If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that Individual or body corporate. A proxy need not be a Shareholder of the Company. Otherwise, if you leave this box blank, the Chair of the Meeting will be appointed as your proxy by default.

DEFAULT TO THE CHAIR OF THE MEETING

Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote these proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Voting Form, including where the Resolutions are connected directly or indirectly with the remuneration of KMP.

STEP 2 - VOTES ON ITEMS OF BUSINESS

You may direct your proxy how to vote by marking one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

APPOINTMENT OF SECOND PROXY

You may appoint up to two proxies. If you appoint two proxies, you should complete two separate Proxy Voting Forms and specify the percentage or number each proxy may exercise. If you do not specify a percentage or number, each proxy may exercise half the votes. You must return both Proxy Voting Forms together. If you require an additional Proxy Voting Form, contact Automic Registry Services.

SIGNING INSTRUCTIONS

Individual: Where the holding is in one name, the Shareholder must sign.

Joint holding: Where the holding is in more than one name, all Shareholders should sign.

Power of attorney: If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Voting Form when you return it.

Companies: To be signed in accordance with your Constitution. Please sign in the appropriate box which indicates the office held by you.

Email Address: Please provide your email address in the space provided.

By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible) such as a Notice of Meeting, Proxy Voting Form and Annual Report via email.

CORPORATE REPRESENTATIVES

If a representative of the corporation is to attend the Meeting the appropriate 'Appointment of Corporate Representative' should be produced prior to admission. A form may be obtained from the Company's share registry online at https://automic.com.au

L +

Contact

Return your completed form

BY MAIL
Automic
GPO Box 5193
Sydney NSW 2001

IN PERSON
Automic
Level 5, 126 Phillip Street
Sydney NSW 2000

BY EMAIL
meetings@automicgroup.com.au

BY FACSIMILE
+61 2 8583 3040

All enquiries to Automic

WEBCHAT
https://automic.com.au/

PHONE
1300 288 664 (Within Australia)
+61 2 9698 5414 (Overseas)

STEP 1: Appoint Your Proxy

Complete and return this form as instructed only if you do not vote online

I/We being a Shareholder entitled to attend and vote at the General Meeting of IMMURON LIMITED, to be held at **4.00pm (AEDT) on Monday 21 November 2022 at Level 2, 62 Lygon Street, Carlton, Victoria, Australia 3053** hereby:

Appoint the Chairman of the Meeting (Chair) OR if you are not appointing the Chairman of the Meeting as your proxy, please write in the box provided below the name of the person or body corporate you are appointing as your proxy or failing the person so named or, if no person is named, the Chair, or the Chair's nominee, to vote in accordance with the following directions, or, if no directions have been given, and subject to the relevant laws as the proxy sees fit and at any adjournment thereof.

The Chair intends to vote undirected proxies in favour of all Resolutions in which the Chair is entitled to vote.
Unless indicated otherwise by ticking the "for"," "against" or "abstain" box you will be authorising the Chair to vote in accordance with the Chair's voting intention.

AUTHORITY FOR CHAIR TO VOTE UNDIRECTED PROXIES ON REMUNERATION RELATED RESOLUTIONS
Where I/we have appointed the Chair as my/our proxy (or where the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy on Resolution 1 (except where I/we have indicated a different voting intention below) even though Resolution 1 is connected directly or indirectly with the remuneration of a member of the Key Management Personnel, which includes the Chair.

STEP 2: Your Voting Direction

Resolutions		For	Against	Abstain
1.	Adoption of Remuneration Report	☐	☐	☐
2.	Re-election of Mr Stephen Anastasiou	☐	☐	☐
3.	Re-election of Prof. Ravi Savarirayan	☐	☐	☐
4.	Election of Mr Paul Brennan	☐	☐	☐
5.	Approval of increased placement capacity **SPECIAL RESOLUTION**	☐	☐	☐
6.	Approval to Amend Constitution - virtual meetings **SPECIAL RESOLUTION**	☐	☐	☐
7.	Approval to Amend Constitution - re-insert Proportional Bid Provisions **SPECIAL RESOLUTION**	☐	☐	☐

Please note: *If you mark the abstain box for a particular Resolution, you are directing your proxy not to vote on that Resolution on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.*

STEP 3: Sign Here + Contact Details

SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name:

Email Address:

Contact Daytime Telephone

Date (DD/MM/YY)
/ /

By providing your email address, you elect to receive all of your communications despatched by the Company electronically (where legally permissible).

AUTOMIC

IMC